EX-99.1
Exhibit 99.1

Cover Letter to Offer to Purchase and Letter of Transmittal

IF YOU DO NOT WISH TO SELL YOUR SHARES OF
LIMITED LIABILITY COMPANY INTEREST AT THIS TIME PLEASE DISREGARD
THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE FUND’S TENDER OFFER.

June 21, 2019

Dear Member of the GAI Corbin Multi-Strategy Fund, LLC:

We are writing to inform you of important dates related to the tender offer (the “Offer”) by the GAI Corbin Multi-Strategy Fund, LLC, to be known as Corbin Multi-Strategy Fund, LLC, effective July 1, 2019 (the “Fund”). If you are not interested in selling your shares of limited liability company interest (“Shares”) at this time, please disregard this notice and take no action.

The tender offer period will begin on June 21, 2019 and end at 12:00 midnight, Eastern Time, on July 19, 2019. The purpose of the tender offer is to provide liquidity to Members who hold Shares. Shares can be repurchased by means of a tender offer only during one of the Fund’s announced tender offers.  The Board and Members have approved Corbin Capital Partners, L.P. (the “Subadviser”) replacing Wells Fargo Investment Institute, Inc. (the “Investment Adviser”) as investment adviser of the Fund (the “Transition”) starting on July 1, 2019, or as soon as practicable thereafter (the “Transition Date”). References to the “Investment Adviser” following the Transition Date shall be deemed to be references to Corbin Capital Partners, L.P., as the context may require.

Members wishing to tender Shares pursuant to the Offer should: (a) send or deliver a completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to UMB Fund Services, Inc. (“UMB Fund Services”), at P.O. Box 2175, Milwaukee, WI 53201, Attention: Corbin Multi-Strategy Fund; (b) email a completed and executed Letter of Transmittal to UMB Fund Services at AIProcessing@umb.com, Attention: Corbin Multi-Strategy Fund; or (c) fax a completed and executed Letter of Transmittal to UMB Fund Services, Attention: Corbin Multi-Strategy Fund, at (816) 860-3140.

The completed and executed Letter of Transmittal must be received by mail, email or fax at the above address, email address or fax number prior to 12:00 midnight Eastern Time on July 19, 2019.  Generally, Shares being tendered by Members pursuant to a repurchase offer will need to be tendered by Members at least sixty-five (65) days prior to the applicable Valuation Date. The Fund recommends that all documents be submitted to the Investment Adviser at the address noted above, by certified mail, return receipt requested; at the email address above or by facsimile transmission.  The Administrator will mail to a Member who has tendered their Shares an acceptance confirmation after the acceptance of your tender by the Investment Adviser.

If you elected to tender, and have not received your acceptance confirmation, please contact the Investment Adviser at (866) 440-7460 prior to the Transition Date, or (212) 634-7373 following the Transition Date, to obtain information about the status of your tender request.

If you do not wish to tender Shares for any reason simply disregard this notice.  No Action is Required if You Do Not Wish to Tender at This Time.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Support Desk of the Investment Adviser at (866) 440-7460 prior to the Transition Date, or call the Support Desk of the Administrator at (844) 626-7246 following the Transition Date.

Sincerely,

GAI Corbin Multi-Strategy Fund, LLC